ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

Madison Investment Advisors, Inc.		91130109B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2009	December 15, 2009 to December 15, 2010	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Madison Scottsdale, LC
Madison Mosaic, LLC
Mosaic Funds Distributor, LLC
Madison Asset Management, LLC
Concord Asset Management LLC
Concord Investment Company Profit Sharing Plan & Trust
Madison Investment Advisors, Inc. Profit Sharing Plan
Madison Strategic Sector Premium Fund
Madison Mosaic Government Money Market Trust
Madison Mosaic Equity Trust, a series trust consisting of:
o	Disciplined Equity Fund
o	Mid-Cap Fund
o	Investors Fund
o	Balanced Fund
o	Small/Mid-Cap Fund
o	Madison Institutional Equity Option Fund
Madison Mosaic Income Trust, a series trust consisting of:
o	Core Bond Fund
o	Government Fund
o	Institutional Bond Fund
o	Corporate Income Shares (COINS) Fund
Madison Mosaic Tax-Free Trust, a series trust consisting of:
o	Tax-Free National Fund
o	Virginia Fund
MEMBERS Mutual Funds, a series fund consisting of:
o	MEMBERS Cash Reserves Fund
o	MEMBERS Bond Fund
o	MEMBERS Diversified Income Fund
o	MEMBERS Equity Income Fund
o	MEMBERS High Income Fund
o	MEMBERS Large Cap Value Fund
o	MEMBERS Large Cap Growth Fund
o	MEMBERS Mid Cap Value Fund
o	MEMBERS Mid Cap Growth Fund
o	MEMBERS Small Cap Fund
o	MEMBERS International Stock Fund
o	MEMBERS Conservative Allocation Fund
o	MEMBERS Moderate Allocation Fund
o	MEMBERS Aggressive Allocation Fund
Ultra Series Fund, a series fund consisting of:
o	USF Money Market Fund
o	USF Large Cap Value Fund
o	USF Diversified Income Fund
o	USF Bond Class Fund
o	USF Large Cap Growth Fund
o	USF Global Securities Fund
o	USF High Income Fund
o	USF Mid Cap Growth Fund
o	USF International Fund
o	USF Mid Cap Value Fund
o	USF Conservative Allocation Fund
o	USF Moderate Allocation Fund
o	USF Aggressive Allocation Fund
o	USF Small Cap Value Fund
o	USF Small Cap Growth Fund
o	USF Target Retirement 2020 Fund
o	USF Target Retirement 2030 Fund
o	USF Target Retirement 2040 Fund

RN1.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.